FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR August 4, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                    FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      August 3, 2005

3.    Press Release
      -------------

      August 3, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today the appointment of Paul Hughes as Chief Operating Officer. Mr. Hughes joins DynaMotive from MCC Energy PLC, a UK based company where he was a founding partner and served as Head of Power Projects and Alternative Fuels. He brings to the Company significant expertise in the alternative energy sector as well as extensive strategic, financial, and commercial experience throughout Europe and North America. DynaMotive has had a working relationship with Mr. Hughes for three years.

As COO, Mr. Hughes will be responsible for expanding DynaMotive's commercial deployment, further developing the market for BioOil and creating efficiencies in company structure and operations. His work will focus on strengthening DynaMotive's existing commercial relationships and creating new ones as the Company moves forward in rapid commercialization of its technology.

Speaking about the appointment, Dynamotive President and CEO, Andrew Kingston said, "DynaMotive is very pleased to have attracted a COO with such a strong combination of operational, strategic and leadership capabilities. As the Company has now reached commercial production, Mr. Hughes experience and knowledge of European and North American energy markets will be invaluable for our further expansion. We believe his appointment sends another strong signal to the market that DynaMotive has the management team in place to fully capitalize on the numerous opportunities available in the alternative energy sector."

Paul Hughes is an ACA Chartered Accountant and holds an Executive MBA from Ashridge Business School. Prior to co-founding MCC Energy, Mr. Hughes was the CEO of Pantellos in Europe, the leading B2B e-commerce company focusing on the provision of supply chain solutions to the utility and energy sector. Previous to that, Mr. Hughes was Vice President of US Business Development and Strategic Planning for TXU Energy in North America. He has led a number
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of projects across Europe including; acquisitions of companies in the
Netherlands (UNA, EPON and EZH), the development of Greenfield generation projects in Poland, Czech Republic and the UK, as well as the restructuring of a 900 MW gas fired generation plant in the UK. His combination of work in entrepreneurial and large company settings, as well as his business development and operational focus, make him an extremely valuable addition to the DynaMotive team.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd day of August 2005.

               DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                    (signed) "Andrew Kingston"
                              Andrew Kingston
                              President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - August 3, 2005

    DynaMotive Appoints Chief Operating Officer with Proven Track Record in
                Alternative Energy and International Markets
             Position to Focus on Rapid Deployment of Technology

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today the appointment of Paul Hughes as Chief Operating Officer. Mr. Hughes joins DynaMotive from MCC Energy PLC, a UK based company where he was a founding partner and served as Head of Power Projects and Alternative Fuels. He brings to the Company significant expertise in the alternative energy sector as well as extensive strategic, financial, and commercial experience throughout Europe and North America. DynaMotive has had a working relationship with Mr. Hughes for three years.

As COO, Mr. Hughes will be responsible for expanding DynaMotive's commercial deployment, further developing the market for BioOil and creating efficiencies in company structure and operations. His work will focus on strengthening DynaMotive's existing commercial relationships and creating new ones as the Company moves forward in rapid commercialization of its technology.

Speaking about the appointment, Dynamotive President and CEO, Andrew Kingston said, "DynaMotive is very pleased to have attracted a COO with such a strong combination of operational, strategic and leadership capabilities. As the Company has now reached commercial production, Mr. Hughes experience and knowledge of European and North American energy markets will be invaluable for our further expansion. We believe his appointment sends another strong signal to the market that DynaMotive has the management team in place to fully capitalize on the numerous opportunities available in the alternative energy sector."

Paul Hughes is an ACA Chartered Accountant and holds an Executive MBA from Ashridge Business School. Prior to co-founding MCC Energy, Mr. Hughes was the CEO of Pantellos in Europe, the leading B2B e-commerce company focusing on the provision of supply chain solutions to the utility and energy sector. Previous to that, Mr. Hughes was Vice President of US Business Development and Strategic Planning for TXU Energy in North America. He has led a number of projects across Europe including; acquisitions of companies in the Netherlands (UNA, EPON and EZH), the development of Greenfield generation projects in Poland, Czech Republic and the UK, as well as the restructuring of a 900 MW gas fired generation plant in the UK. His combination of work in entrepreneurial and large company settings, as well as his business development and operational focus, make him an extremely valuable addition to the DynaMotive team.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: info@dynamotive.com       Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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